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NEWS RELEASE	FOR IMMEDIATE RELEASE

Thomson Reuters Announces C$750 Million Note Offering

NEW YORK, NY, March 26, 2009 – Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL; NASDAQ: TRIN), the world’s leading source of intelligent information for businesses and professionals, today announced it has entered into an agency agreement with a syndicate of Canadian investment dealers for a public offering in Canada of C$750 million (approximately US$610 million) of 6.0% notes due 2016. The notes are being issued by Thomson Reuters Corporation and will be unconditionally guaranteed by Thomson Reuters PLC.

The offering is expected to close on March 31, 2009, subject to customary closing conditions. Thomson Reuters intends to use the net proceeds to repay certain notes due in 2009.

The notes are not being offered or sold in the United States. This news release shall not constitute an offer to sell or the solicitation of an offer to buy any of such notes and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful.

This communication is directed solely at persons who (i) are outside the United Kingdom or (ii) are investment professionals within the meaning of article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Financial Promotion Order") or (iii) are persons falling within article 49(2)(a) to (d) of the Financial Promotion Order or (iv) is a person to whom such communication may otherwise lawfully be made (all such persons together being referred to as "relevant persons"). This communication must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons.

Thomson Reuters

Thomson Reuters is the world's leading source of intelligent information for businesses and professionals.  We combine industry expertise with innovative technology to deliver critical information to leading decision makers in the financial, legal, tax and accounting, scientific, healthcare and media markets, powered by the world's most trusted news organization.  With headquarters in New York and major operations in London and Eagan, Minnesota, Thomson Reuters employs more than 50,000 people in 93 countries. Thomson Reuters shares are listed on the New York Stock Exchange (NYSE: TRI); Toronto Stock Exchange (TSX: TRI); London Stock Exchange (LSE: TRIL); and Nasdaq (NASDAQ: TRIN). For more information, go to www.thomsonreuters.com.

Thomson Reuters Announces C$750 Million Note Offering
March 26, 2009

Cautionary Note Concerning Factors That May Affect Future Results

This news release includes forward-looking statements that are based on certain assumptions and reflect Thomson Reuters current expectations. Forward-looking statements are those that are not historical facts and include Thomson Reuters expectations about the offering. There can be no assurance that the offering will be completed. Forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Some of the factors that could cause actual results to differ materially from current expectations are discussed in materials filed by Thomson Reuters Corporation and Thomson Reuters PLC from time to time with securities regulatory authorities. Thomson Reuters disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law, rule or regulation.

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